SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 5, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 5, 2007 “Ericsson nomination committee proposes re-election of all members of the board of directors” and attached “Notice of Annual General Meeting of Shareholders”.

Press Release March 5, 2007

Ericsson’s nomination committee proposes re-election of all members of the board of directors

The nomination committee proposes re-election of all the members of Board of Directors, Sir Peter L. Bonfield, Börje Ekholm, Katherine Hudson, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg, Michael Treschow and Marcus Wallenberg.

As a consequence, the number of Board members remains ten and no Deputy Board members are proposed.

The nomination committee proposes Michael Treschow be elected Chairman of the Board of Directors and Sverker Martin-Löf and Marcus Wallenberg Deputy Chairmen.

The nomination committee proposes a procedure for appointing members of the nomination committee among the largest shareholders by voting power. The committee also proposes no remuneration be paid to the committee members. The complete proposals of the nomination committee along with a report of the work of the nomination committee are available on the Company’s website, www.ericsson.com, as of March 6, 2007.

The Board of Directors proposes a dividend of SEK 0.50 per share be paid for the year 2006 and Monday, April 16, 2007 as record day for dividend.

The Board of Directors also proposes principles for remuneration to top executives. The remuneration consists of fixed salary, variable components in the form of annual variable salary and long term variable compensation, pension and other benefits.

The Board of Directors proposes the implementation of a Long Term Variable Compensation Plan 2007 and transfer of own shares in accordance with the plan.

The Board of Directors proposes transfer of own stock in relation to the resolution on the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, and the Long Term Incentive Plans 2004, 2005 and 2006.

The Board of Directors complete proposals for resolutions are available at the Company’s home page www.ericsson.com as of March 6, 2007. Upon request, the proposals will be sent to the shareholder free of charge.

Notice to the Annual General Meeting of Shareholders 2007 that takes place at 3 p.m. on April 11, 2007 will be published in Svenska Dagbladet, Dagens Nyheter, Financial Times (European edition) and in Post- och Inrikes Tidningar at website www.bolagsverket.se.

The Notice to the Annual General Meeting of Shareholders is found below.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992 E

-mail: press.relations@ericsson.com

TELEFONAKTIEBOLAGET LM ERICSSON

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders of the Company will be held at the Annex to the Globe Arena, Globentorget, Stockholm, Sweden at 3.00 p.m. on Wednesday, April 11, 2007. Registration to the Meeting starts at 1.30 p.m.

Right to attend and notice of attendance

Shareholders who wish to attend the Meeting shall

•	be entered into the transcription of the share register as of Tuesday, April 3, 2007, kept by Swedish central securities depository (“VPC AB”); and

•

give notice of attendance to the Company not later than 4 p.m. on Tuesday, April 3, 2007 at Ericsson’s web site www.ericsson.com, by phone no. +46 (0)8 775 0199 between 10 a.m. and 4 p.m. weekdays, or by facsimile no. +46 (0)8 775 8018. Notice may also be given by mail to Telefonaktiebolaget LM Ericsson, Group Function Legal Affairs, Box 47021, SE-100 74 Stockholm, Sweden. When giving notice of attendance, please state name, date of birth, address, telephone no., and number of attending assistants.

The data received when giving notice of attendance will be computerized and used for the purpose of the Annual General Meeting of Shareholders 2007 only.

Simultaneous interpretation to English at the Meeting may be offered upon request when giving notice of attendance.

Shareholding in the name of a nominee

Shareholders, whose shares are registered in the name of a nominee, must request to be temporarily entered into the share register as of Tuesday, April 3, 2007, in order to be entitled to participate in the Meeting. Such shareholder is requested to inform the nominee to that effect well before that day.

Nominee

Shareholders who are represented by proxy shall issue a power of attorney for the representative. To a power of attorney issued by a legal entity a copy of the certificate of registration (and should such certificate not exist, a corresponding document of authority) of the legal entity shall be attached. The documents must not be older than one year. In order to facilitate the registration at the Meeting, powers of attorney in original, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Tuesday, April 10, 2007.

Agenda

1	Election of the Chairman of the Meeting.

2	Preparation and approval of the voting list.

3	Approval of the agenda of the Meeting.

4	Determination whether the Meeting has been properly convened.

5	Election of two persons approving the minutes.

6	Presentation of the annual report, the Auditors’ Report, the consolidated accounts, the Auditors’ Report on the consolidated accounts and the Auditors’ presentation of the audit work during 2006.

7	Presentation of the work performed by the Board of Directors and its Committees during the past year.

8	The President’s speech and the possible questions by the shareholders to the Board of Directors and the management.

9	Resolutions in respect to

a)	adoption of the profit and loss statement and the balance sheet, the consolidated profit and loss statement and the consolidated balance sheet for the Group;

b)	discharge of liability for the members of the Board of Directors and the President; and

c)	the appropriation of the profit in accordance with the approved balance sheet and determination of the record day for dividend.

10	Presentation of the work and proposals of the Nomination Committee, election of the Board of Directors, election of auditor etc.

a)	Determination of the number of Board members and Deputy members of the Board of Directors.

b)	Determination of the fees payable to non-employed members of the Board of Directors elected by the Meeting and non-employed members of the Committees of the Board of Directors elected by the Meeting.

c)	Election of the Chairman of the Board, Deputy Chairmen, other Board members and Deputy Board members.

d)	Resolution on the procedure for appointing the members of the Nomination Committee, determination of the assignment of the Committee, etc.

e)	Determination of the fees payable to the members of the Nomination Committee.

f)	Determination of the fees payable to the Auditor.

g)	Election of Auditor.

11	Resolution on approval of the principles for remuneration to the top executives.

12	Resolution on a Long Term Variable compensation plan

a)	Implementation of a Long Term Variable compensation plan 2007.

b)	Transfer of own shares as a consequence of the Long Term Variable Compensation Plan 2007.

13	Resolution on transfer of own shares as a consequence of the resolutions by the Annual General Meeting of Shareholders on the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, and the Long Term Incentive Plans 2004, 2005 and 2006.

14	Closing of the Meeting.

Item 1 The proposal of the Nomination Committee for election of the Chairman of the Meeting

The Nomination Committee proposes the Chairman of the Board of Directors, Michael Treschow, be elected Chairman of the Meeting.

Item 9 c) Dividend and record day

The Board of Directors proposes a dividend of SEK 0.50 per share and Monday, April 16, 2007, as record day for dividend. Assuming this date will be the record day, VPC AB is expected to disburse dividends on Thursday, April 19, 2007.

Item 10 a)-c) The proposals of the Nomination Committee for the number of Board members and Deputy Board members, fees payable to the Board of Directors, election of the Chairman of the Board of Directors, and other members of the Board of Directors

The Nomination Committee, elected by the Annual General Meeting of Shareholders 2006, composed by Carl Olof By, Industrivärden, Chairman of the Committee, Jacob Wallenberg, Investor, Caroline af Ugglas, Livförsäkringsaktiebolaget Skandia, Tomas Nicolin, Alecta Pensionsförsäkring and Michael Treschow, proposes

a)	that the number of Directors remains 10 and no Deputy Directors be elected;

b)	that the fees to the non-employed Board members and to the non-employed members of the Committees to the Board of Directors elected by the Meeting be paid as follows (all unchanged):

3,750,000 SEK	to the Chairman of the Board of Directors.
750,000 SEK each	to the other Board members.
350,000 SEK	to the Chairman of the Audit Committee.
250,000 SEK each	to other members of the Audit Committee.
125,000 SEK each	to the Chairmen and other members of the Finance- and Remuneration Committee, respectively;

c)	that Michael Treschow be re-elected Chairman of the Board of Directors; that Sverker Martin-Löf and Marcus Wallenberg be re-elected Deputy Chairmen; and that Sir Peter L. Bonfield, Börje Ekholm, Katherine Hudson, Ulf J. Johansson, Nancy McKinstry, Anders Nyrén and Carl-Henric Svanberg be re-elected members of the Board of Directors.

Item 10 d) The proposal of the Nomination Committee for the procedure on appointing the members of the Nomination Committee, determination of the assignment of the Committee

The Nomination Committee proposes the Annual General Meeting of Shareholders resolves on a procedure for appointing members of the Nomination Committee. The proposal is summarized as follows.

1.	The Company shall have a Nomination Committee of no less than five members. One member shall be the chairman of the Board of Directors.

2.

Based on the shareholding statistics the Company receives from VPC AB as per the last bank day of the month in which the Annual General Meeting of Shareholders is held, the Nomination Committee shall, without unnecessary delay, identify the four largest shareholders by voting power of the Company. [1]

[1]

The shareholding statistics used shall be sorted by voting power (grouped by owners) and cover the 25 largest in Sweden direct registered shareholders, i.e. shareholders having registered a VPC account in their own name or shareholders holding a custody account with a nominee that have reported the identity of the shareholder to VPC.

3.	As soon as reasonably feasible, the Nomination Committee shall, in a suitable manner, contact the identified four largest shareholders and request them, within reasonable time considering the circumstances, however not exceeding 30 days, to provide in writing to the Nomination Committee the name of the person the shareholder wish to appoint member of the Nomination Committee. Should the shareholder abstain from its right to appoint a member, or should the shareholder not appoint a member within the prescribed time, the right to appoint a member of the Nomination Committee shall transfer to the subsequent largest shareholder by voting power that has not already appointed or has the right to appoint a member of the Nomination Committee.

4.	The chairman of the Nomination Committee shall be the member that has been appointed by the largest shareholder by voting power, provided the Nomination Committee does not unanimously resolve to appoint another member, appointed by a shareholder, chairman of the Nomination Committee.

5.	As soon as all the members and chairman of the Nomination Committee have been appointed, the Nomination Committee shall inform the Company to that effect and also provide required information on the members and chairman of the Nomination Committee including the name of the shareholder the member is representing. The Company shall, without unnecessary delay, make public the constitution of the Nomination Committee by releasing a separate press release and post the information on the Company’s web site.

6.	The Nomination Committee shall be considered appointed and its mandate period shall start when the information has been released in a separate press release. The mandate period of the Nomination Committee runs until the next Nomination Committee has been appointed and its mandate period starts.

7.	Should a member of the Nomination Committee, appointed by a shareholder, resign from the Nomination Committee during the mandate period or become prevented from fulfilling his/her assignment, the Nomination Committee shall request without delay the shareholder that has appointed the member, to appoint, within reasonable time considering the circumstances, however not exceeding 30 days, another member to the Nomination Committee.

Should the shareholder not appoint another member within the prescribed time, the right to appoint another member of the Nomination Committee shall transfer to the subsequent largest shareholder by voting power, provided such shareholder has not already appointed a member of the Nomination Committee or previously abstained from such right 1.

Should a member of the Nomination Committee resign in accordance with the preceding paragraph, the rules in item 5 above shall apply correspondingly.

8.	In case a shareholder considers its shareholding in the Company is of such significance that it justifies a participation in the Nomination Committee, the shareholder may inform in writing the Nomination Committee thereof by stating its shareholding and in connection hereto adequately verify its shareholding. Upon receipt of such a request no later than December 31, and provided the Nomination Committee considers the reported shareholding be adequately verified, the Nomination Committee shall confirm this to the shareholder, who will then be entitled to appoint a supplemental member of the Nomination Committee. In such case, the rules in items 3, 4 and 5 shall apply correspondingly. In case the Nomination Committee receives a notification from a shareholder past the date of December 31, no action is required to be taken.

9.	Should the Nomination Committee at any point in time consist of less than five members, the Nomination Committee shall nevertheless be authorized to fulfill its assignment according to this resolution by the Annual General Meeting of Shareholders.

10.	The Nomination Committee shall perform its assignment in accordance with this resolution by the Annual General Meeting of Shareholders and applicable rules.

The assignment covers, inter alia, to provide proposals for

•	chairman at the Annual General Meeting of Shareholders;

•	chairman of the Board of Directors and other members of the Board of Directors appointed by the Annual General Meeting of Shareholders;

•	fees payable to non-employed members of the Board of Directors;

•	fees payable to the auditors and, when applicable, election of auditors; and

•	possible fees payable to the members of the Nomination Committee.

11.	The Company shall bear reasonable costs reasonably related to the assignment of the Nomination Committee.

Item 10 e) The proposal of the Nomination Committee for determination on fees payable to the members of the Nomination Committee

The Nomination Committee proposes no remuneration be paid to the members of the Nomination Committee.

Item 10 f)-g) The proposal of the Nomination Committee for determination of the fees payable to the Auditor and election of Auditor

The Nomination Committee proposes PricewaterhouseCoopers be appointed Auditor for the period as of the end of the Annual General Meeting of Shareholders 2007 until the end of the Annual General Meeting of Shareholders 2011. Like previous years, the Auditor fees are proposed be paid against approved account.

Item 11 Approval of the Board of Directors’ proposal for principles for remuneration to the top executives

The proposal covers remuneration and other terms of employment for the top executives and covers primarily the following.

The Top Executives’ total remuneration consists of fixed salary, variable components in the form of annual variable salary and long term variable compensation, pension and other benefits.

Ericsson takes account of global remuneration practice together with the practice of the home country of each top executive.

Fixed salary is set to be competitive. Its absolute level is determined by the size and complexity of the job and performance of the individual jobholder.

Performance is specifically reflected in the variable components - both in an annual variable salary and in a long-term variable portion. Although this may vary over time to take account of pay trends, currently the target level of the annual component for top executives is 30 - 40 percent of the fixed salary. The long-term component is set to achieve a target of around 30 percent of the fixed salary. In both cases the variable pay is measured against the achievement of specific business objectives, reflecting the judgment of the Board of Directors as to the right balance between fixed and variable pay and the market practice for compensation of executives.

The company’s cost for the short-term variable and the long-term variable components for the top executive group can amount to 0 – 125 percent of the fixed salary cost, at constant share price.

By way of exception, additional arrangements can be made when deemed required in order to attract or retain key competences or skills, or to make individuals move to new locations or positions. Such additional arrangement shall be limited in time and shall not exceed a period of 36 months and two times the compensation the individual concerned would have received had no additional arrangement been made.

Pension benefits shall follow the competitive level in the home country. For top executives in Sweden, the company applies a defined contribution scheme for old age pension in addition to the basic pension plans on the Swedish labor market.

The basic principle is that other benefits, such as company car and medical schemes, shall be competitive in the local market.

For top executives in Sweden the mutual notice period is six months. Upon termination of employment by the company, severance pay amounting to a maximum of 18 months fixed salary is paid.

Item 12 The Board of Directors’ proposals for a) implementation of the Long Term Variable compensation plan 2007 and b) transfer of repurchased own shares

Background

As the employee saving and investment period for the ongoing incentive plan, Long Term Incentive Plan 2006, expires in 2007, the Board of Directors proposes that the Annual General Meeting of Shareholders 2007 resolves on a new program, the Long Term Variable compensation plan 2007.

In order to implement the Long Term Variable compensation plan 2007, the Board of Directors proposes that no more than 42,300,000 shares of series B may be transferred to employees in the Ericsson Group and, moreover, that a portion of the shares also may be transferred at Stockholmsbörsen (the Stockholm Stock Exchange) in order to cover inter alia social security payments. The Company’s current holding of own shares will cover the requirement of shares to the Long Term Variable compensation plan 2007.

Proposal

12 a) Long Term Variable compensation plan 2007

In order to implement the Long Term Variable compensation plan 2007, the Board of Directors proposes that no more than 42,300,000 shares of series B may be transferred to employees in the Ericsson Group and, moreover, that a portion of the shares also may be transferred at Stockholmsbörsen (the Stockholm Stock Exchange) in order to cover inter alia social security payments. The Company’s current holding of own shares will cover the requirement of shares to the Long Term Variable compensation plan 2007.

Stock Purchase Plan

a)	All employees within the Ericsson Group, except for what is mentioned in item c) below, will be offered to participate in the Stock Purchase Plan.

b)	Employees who participate in the Stock Purchase Plan shall, during a 12 month period from the implementation of the plan, be able to save up to 7.5 percent of gross salary for the purchase of shares of series B at Stockholmsbörsen (the Stockholm Stock Exchange) or ADRs at NASDAQ. The CEO shall have the right to save up to 9 percent of gross salary for purchase of shares. If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B or ADRs free of consideration.

c)	Participation in the LTV 2007, regardless of whether only the Stock Purchase Plan, or also the Key Contributor Program or the Performance Matching Program, presupposes that such participation is legally possible as well as possible with reasonable administrative costs and financial efforts according to the assessment of the Company. The Board of Directors shall however be entitled, but not obligated, to arrange for a cash alternative for key contributors in specific jurisdictions, should any of the aforementioned presuppositions prove not to be at hand. Such cash alternative shall, as far as practicably possible, correspond to the terms for the LTV 2007 involving key contributors.

Key Contributor Program and Performance Matching Program

d)	Three categories of employees (key contributors, senior managers and top senior managers) will, in addition to the regular matching of one share pursuant to the Stock Purchase Plan described above, be entitled to additional matching of shares free of consideration within either the Key Contributor Program, covering up to 6,300 key contributors, or the Performance Matching Program, covering up to 170 senior managers and up to 49 top senior managers and the CEO.

e)	If the shares purchased in accordance with the Stock Purchase Plan are retained by an employee within the categories mentioned in d) above for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

(i)	Up to 6,300 key contributors are entitled to an additional match of one share for each one purchased.

(ii)	Up to 170 senior managers may be entitled to an additional performance match of up to four shares for each one purchased.

(iii)	Up to 49 top senior managers may be entitled to an additional performance match of up to six shares for each one purchased.

(iv)	The CEO may be entitled to an additional performance match of up to eight shares for each one purchased.

f)	The terms of the additional performance match for senior managers and top senior managers are based on average annual percentage growth rate in earnings per share2 (“EPS”) between 1 July 2007 and 30 June 2010, with reported EPS for the third quarter and the fourth quarter 2006 and the first quarter and the second quarter 2007 as the starting point. Maximum performance matching shares (i.e. four shares, six shares and eight shares respectively) will be allocated if the average annual EPS growth is at or above 15 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 3 percent. Matching of shares between average annual EPS growth 3 and 15 percent is linear.

g)	Before the number of performance shares to be matched pursuant to e) above are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors.

In order to implement the LTV 2007 according to the above, the Board of Directors proposes that the Annual General Meeting of Shareholders resolves on transfer of own shares as set out below.

Proposal

12 b)	Transfer of Own Shares

a)	No more than 42,300,000 shares of series B can be transferred.

b)	Right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions for the LTV 2007. Further, subsidiaries within the Ericsson Group shall have the right to acquire shares free of consideration and such subsidiaries shall be obligated to immediately transfer free of consideration shares to their employees covered by the terms of the LTV 2007.

c)	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares in accordance with the terms of the LTV 2007, i.e. during the period from November 2007 up to and including November 2011.

d)	Employees covered by the terms of the LTV 2007 shall, subject to certain conditions, receive shares free of consideration.

e)	Further, the Company shall have the right to, prior to the Annual General Meeting of Shareholders 2008, transfer no more than 7,300,000 shares of series B, out of the holding of 42,300,000 shares of series B, in order to cover certain payments, mainly social security payments. Transfer of the shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

[2]	Earnings Per Share is calculated by dividing the reported net income for the Ericsson Group by the average number of shares outstanding during the period.

The reasons for deviation from shareholders preferential rights and the base for determination of the transfer prices are as follows.

The transfer of own shares forms a part of the implementation of the LTV 2007. The Board of Directors considers it to be an advantage for the Company and its shareholders that the employees are shareholders in the Company.

The base for determination of the transfer prices is seen from the Board of Directors’ proposal under relevant headings above.

Supermajority

The resolutions on implementation of the LTV 2007 according to item 13 a) above and the transfer of repurchased own shares according to item 13 b) above shall be made as one “package”. Accordingly, the supermajority rules in the Swedish Companies Act, Chapter 16, shall apply, meaning that 90 percent of the votes cast as well as the shares represented at the Annual General Meeting of Shareholders must vote to approve of the “package”.

Item 13 The Board of Director’s Proposal for Transfer of own shares in relation to the resolution on the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long Term Incentive Plans 2004, 2005 and 2006

Background

The Annual General Meeting of Shareholders 2001 resolved on transfer of own shares on a stock exchange in relation to the introduction of a Global Stock Incentive Program. The resolution comprised, inter alia, a right for the company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the program.

The Annual General Meeting of Shareholders 2003 resolved on transfer of own shares on a stock exchange in relation to the Stock Purchase Plan 2003. The resolution comprised, inter alia, a right for the company to transfer a maximum of 26,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2004 resolved on transfer of own shares on a stock exchange in relation to the Long Term Incentive Plan 2004. The resolution comprised, inter alia, a right for the company to transfer a maximum of 4,900,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2005 resolved on transfer of own shares on a stock exchange in relation to the Long Term Incentive Plan 2005. The resolution comprised, inter alia, a right for the company to transfer a maximum of 7,800,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2006 resolved on transfer of own shares on a stock exchange in relation to the Long Term Incentive Plan 2006. The resolution comprised, inter alia, a right for the company to transfer a maximum of 6,600,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

Resolutions on transfer of own shares for the purpose of the above mentioned program and plans have thereafter been repeated at the subsequent Annual General Meetings of Shareholders.

In accordance with the above resolutions on transfer of totally 76,300,000 shares, 8,711,934 shares of series B have been transferred up to February 16, 2007.

Proposal

Therefore, the Board of Directors proposes the Annual General Meeting of Shareholders to resolve that the Company shall have the right to transfer, prior to the Annual General Meeting of Shareholders 2008, a maximum of 67,588,066 shares of series B, or the lower number of shares of series B, which as per 11 April 2007, remains of the original 76,300,000 for the purpose of covering certain payments, primarily social security charges that may occur in relation to the company’s Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long Term Incentive Plans 2004, 2005 and 2006. Transfer of shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

Supermajority

The resolution of the Annual General Meeting of Shareholders on transfer of own shares requires, according to the Swedish Companies Act, that shareholders with minimum two thirds of the votes cast as well as the shares represented at the Annual General Meeting of Shareholders must vote in favor of the proposal.

The Annual Report and complete proposals for resolutions under items 10-13 will be sent to the shareholder upon request. The complete proposals are available on the Company’s home page www.ericsson.com. The Annual Report 2006 will be published on the home page March 23.

Stockholm, March 2007

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 5, 2007